EXHIBIT 11

                         ARTESIAN RESOURCES CORPORATION
                   COMPUTATION OF NET INCOME PER COMMON SHARE


                                      For the Twelve Months Ended December 31,
                                     ------------------------------------------
                                        1998            1997            1996
                                     ----------      ----------      ----------
Earnings
  Income Applicable to
    Common Stock                     $2,638,468      $1,892,330      $1,554,157

Shares
  Weighted average number of
    Shares outstanding
      Basic                           1,795,719       1,762,374       1,508,744
      Diluted                         1,816,391       1,774,994       1,515,313

Net Income per Common Share
      Basic                          $     1.47      $     1.07      $     1.03
      Diluted                        $     1.45      $     1.07      $     1.03